06005712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 17, 2004 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis & Clark Investments LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Penn Avenue
(No. and Street)

Pittsburgh (City) Pennsylvania (State) 15222 (Zip Code)

SEC MAIL RECEIVED APR 26 2006 WASH. D.C. 213 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don A. Linzer 412/261-3644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Rolfes, Spurgeon & Co.
(Name – *if individual, state last, first, middle name*)

2090 Florence Avenue, Suite 201 (Address) Cincinnati, (City) Ohio (State) 45206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Linzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis & Clark Investments LP, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
James E. Deasy, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 23, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lewis & Clark Investments, LP (Lewis & Clark or the Company) is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. Lewis & Clark is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i).

Lewis & Clark organized on August 17, 2004 as a limited partnership. The Company received National Association of Securities Dealers approval on June 29, 2005.

Basis of Accounting

These financial statements have been prepared on the accrual basis of accounting.

Cash

The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America. The Federal Depository Insurance Corporation insures deposits up to $100,000 per account. The Company had no uninsured cash balances nor any amounts of cash equivalents at December 31, 2005.

Organization Costs

Costs incurred related to the formation of Lewis & Clark were expensed during the period from inception through December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Jackson, Rolfes, Spurgeon & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Mark A. Jackson • James P. Rolfes • Roger K. Spurgeon • Jeffrey R. Oehler • Dennis J. Tepe

2090 Florence Avenue • Suite 201 • Cincinnati, OH 45206-2448
Telephone (513) 595-8800 • Fax (513) 595-8806 • www.jrscpa.com

Independent Auditor's Report

To the Partners of
Lewis & Clark Investments, LP:

We have audited the accompanying statement of financial condition of Lewis & Clark Investments, LP (a Pennsylvania limited partnership) as of December 31, 2005 and the related statements of operations and changes in partners' capital, and cash flows for the period since inception to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis & Clark Investments, LP as of December 31, 2005, and the results of its operations and its cash flows for the period since inception to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Rolfes, Spurgeon & Co.

Cincinnati, Ohio
February 20, 2006

LEWIS & CLARK INVESTMENTS, LP
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS		
Cash	$	46,332
Due from affiliated entity		30,450
Deposits		147
TOTAL ASSETS	$	76,929
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable	$	1,457
Due to affiliated entity		22,153
Commitments and contingent liabilities		-
PARTNERS' CAPITAL		53,319
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	76,929

The accompanying notes are an integral part of these financial statements.

LEWIS & CLARK INVESTMENTS, LP
STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' CAPITAL
For the Period Since Inception to December 31, 2005

REVENUES		
Services	$	30,450
EXPENSES		
Occupancy		6,000
Training		4,243
Licenses and fees		14,678
Management and accounting		2,485
Organization costs		20,000
Other operating expenses		425
		47,831
NET LOSS	$	(17,381)
Initial capital contributions		70,700
PARTNERS' CAPITAL at December 31, 2005	$	53,319

The accompanying notes are an integral part of these financial statements.

LEWIS & CLARK INVESTMENTS, LP
STATEMENT OF CASH FLOWS
For the Period Since Inception to December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(17,381)
Changes in:		
Due from affiliated entity		(30,450)
Deposits		(147)
Accounts payables		1,457
Due to affiliated entity		22,153
NET CASH USED BY OPERATING ACTIVITIES	$	(24,368)
CASH FLOWS FROM INVESTING ACTIVITIES		
Partner contributions		70,700
NET CASH PROVIDED BY INVESTING ACTIVITIES		70,700
NET INCREASE IN CASH	$	46,332
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF YEAR	$	46,332

The accompanying notes are an integral part of these financial statements.

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lewis & Clark Investments, LP (Lewis & Clark or the Company) is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. Lewis & Clark is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i).

Lewis & Clark organized on August 17, 2004 as a limited partnership. The Company received National Association of Securities Dealers approval on June 29, 2005.

Basis of Accounting

These financial statements have been prepared on the accrual basis of accounting.

Cash

The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America. The Federal Depository Insurance Corporation insures deposits up to $100,000 per account. The Company had no uninsured cash balances nor any amounts of cash equivalents at December 31, 2005.

Organization Costs

Costs incurred related to the formation of Lewis & Clark were expensed during the period from inception through December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $22,722, which was $17,722 in excess of the required net capital of $5,000. The Company had aggregate indebtedness of $23,610 at December 31, 2005.

NOTE C: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

NOTE D: INCOME TAXES

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

NOTE E: RELATED PARTY TRANSACTIONS

The sole limited partner of the Company is also a partial owner in other affiliated entities. The Company has various employment, administrative and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company recognized $30,450 in services revenues under a services agreement with an affiliated entity during the period ended December 31, 2005. These amounts represent the balance Due from Affiliated Entity in the accompanying statement of financial condition.

The Company incurred $2,485 in management and accounting fees under employment and administrative agreements with an affiliated entity during the period ended December 31, 2005. The Company also leases office space from an affiliated entity on a month-to-month basis. Rent incurred to this affiliated entity was $6,000 for the period ended December 31, 2005. These amounts and additional operating advances represent the balance Due to Affiliated Entity in the accompanying statement of financial condition.

SUPPLEMENTARY INFORMATION

LEWIS & CLARK INVESTMENTS, LP
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

NET CAPITAL		
Total partners' capital	$	53,319
Deductions and/or charges		
Non-allowable assets:		
Due from affiliated entity		(30,450)
Deposits		(147)
Organization costs		-
Net capital before haircuts on securities		22,722
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
NET CAPITAL	$	22,722
AGGREGATE INDEBTEDNESS		
Payables to non-customers	$	23,610
TOTAL AGGREGATE INDEBTEDNESS	$	23,610
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	17,722
Excess at 1000%	$	20,361
Ratio: Aggregate indebtedness to net capital		104%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2005)		
Net capital per audited financial statements	$	22,722
Additional accounts payable		863
Net capital as reported in Company's Part IIA FOCUS report	$	23,585

The accompanying notes are an integral part of these financial statements.

Jackson, Rolfes, Spurgeon & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Mark A. Jackson • James P. Rolfes • Roger K. Spurgeon • Jeffrey R. Oehler • Dennis J. Tepe

2090 Florence Avenue • Suite 201 • Cincinnati, OH 45206-2448
Telephone (513) 595-8800 • Fax (513) 595-8806 • www.jrscpa.com

To the Partner of
Lewis & Clark Investments, LP

In planning and performing our audit of the financial statements and supplemental schedule of Lewis & Clark Investments, LP for the period since inception to December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the partner, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Rolfes, Spurgeon & Co.

Cincinnati, Ohio
February 20, 2006